UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

Uniview Technologies, Corp.
(Name of Issuer)


Common
(Title of Class of Securities)


915282206
(CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.



1


NAME OF REPORTING PERSON
S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON
Gardner Lewis Asset Management      23-2778393


2


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b)

3


SEC USE ONLY




4


CITIZENSHIP OR PLACE OF ORGANIZATION

285 Wilmington - West Chester Pike, Chadds Ford, PA  19317




NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5


SOLE VOTING POWER

606,200


6


SHARED VOTING POWER

0


7


SOLE DISPOSITIVE POWER

672,200


8


SHARED DISPOSITIVE POWER

0

9


AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

672,200

10


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.47%

12


TYPE OF REPORTING PERSON *

IA

*SEE INSTRUCTION BEFORE FILLING OUT!







Item 1.
(a) Name of Issuer.

          Uniview Technologies, Corp.

(b) Address of Issuer's Principal Executive Offices.

10911 Petal Street, Suite 208, Dallas, TX  75234

Item 2.
(a) Name of Person Filing.  Gardner Lewis Asset Management, L.P.

(b) Address of Principal Business Office or, if none, Residence.

285 Wilmington - West Chester Pike, Chadds Ford, PA  19317

(c) Citizenship.  USA

(d) Title of Class of Securities.  Common

(e) CUSIP Number. 915282206

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)   Broker or Dealer registered under Section 15 of the Act.
(b)   Bank as defined in section 3(a)(6) of the Act
(c)   Insurance Company as defined in section 3(a)(19) of the Act
(d) Investment Company registered under section 8 of the Investment Company Act
(e) Investment Advisor registered under section 203 of the Investment Advisers Act of 1940
(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
(g)   Parent Holding Company, in accordance with
240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)   Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership
If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount Beneficially Owned	     672,200
(b) 	Percent of Class	     2.47%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote	     606,200
	(ii)	shared power to vote or to direct the vote	     0
	(iii)	sole power to dispose or to direct the disposition of 		627,200
	(iv)	shared power to dispose or to direct the disposition of	0
Instruction:  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).


Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X.
Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction have such purposes or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2001
Date

/s/ W. Whitfield Gardner
Signature

W. Whitfield Gardner    Chairman and CEO
Name/Title
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